UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:          1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

112 West 34th Street

New York, N.Y. 10120

Table of Contents

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	4

Notes to Financial Statements	5-11

Supplemental Schedule *:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	12

*	Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 15, 2012

2

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (see note 2(c))	$125,967,415	$116,244,310
Cash	9,644	16,965
	125,977,059	116,261,275

Loans receivable from participants	4,540,861	3,942,131

Receivables:
Participant contributions	375,175	460,396
Employer contribution	2,440,235	2,249,544
Net assets available for benefits at fair value	133,333,330	122,913,346

Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(303,612)	-

Net assets available for benefits	$133,029,718	$122,913,346

See accompanying notes to financial statements.

3

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$2,225,458	$19,656,635
Dividends	1,360,900	1,280,644
Total investment income	3,586,358	20,937,279

Interest on participant loans receivable	151,146	138,328

Contributions:
Participant	14,565,247	13,799,552
Employer	2,440,235	2,249,544
Total contributions	17,005,482	16,049,096

Total additions	20,742,986	37,124,703

Deductions from net assets attributed to:
Benefits paid to participants	9,920,879	10,573,736
Administrative fees	705,735	626,937
Total deductions	10,626,614	11,200,673

Net increase	10,116,372	25,924,030

Net assets available for benefits:
Beginning of year	122,913,346	96,989,316
End of year	$133,029,718	$122,913,346

See accompanying notes to financial statements.

4

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. ("the Company") and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $16,500 for both 2011 and 2010. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation (as defined) earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2011 and 2010 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2011 and 2010. Participants who have attained the age of 50 may make catch-up contributions of up to $5,500 in 2011 and 2010, as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

5

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(1), Continued

(e)	Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to Foot Locker, Inc. stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Northern Trust Focus Income Fund – The fund seeks to provide current income for investors in retirement. The fund will employ a strategic asset allocation strategy which begins with an aggressive allocation and over time moves toward a more conservative allocation. The fund will invest primarily, but will not be limited to, in various equity, fixed income, real estate and short term cash collective funds.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase. The fund seeks to purchase securities that the advisor expects could increase in value 50% within two years.

Mainstay Large Cap Growth Fund – The funds objective is to seek long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund – The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World-ex US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust Collective S&P 500 Index Fund – The investment seeks to approximate the risk and return characteristics of the S&P 500 Index. This Index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund – The investment seeks long-term growth of capital and income. The fund primarily invests in equity securities of medium-sized and large-sized companies. It may invest in common stocks, convertible securities, and warrants.

PIMCO Total Return Fund – The fund seeks maximum total return consistent with preservation of capital and prudent investment management. Investments are made primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities, and can include U.S. Government and corporate bond securities, mortgage and other asset backed securities, U.S. dollar and non U.S. dollar denominated securities of non U.S. issuers, and money market instruments.

Wells Fargo Stable Return Fund – The investment seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

During 2011, the Company liquidated the Artio International Equity II Fund as it was underperforming against its benchmark index. Funds were transferred into the Northern Trust Collective All Country World Ex-US IMI Fund which invests primarily in international equities.

6

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(1), Continued

(f)	Loans Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Loans receivable from participants totaling $4,540,861 and $3,942,131 were outstanding at December 31, 2011 and 2010, respectively, bearing interest rates ranging from 3.25% to 8.25% at each year-end.

(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(i)	Forfeitures

Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $69,796 and $65,855 in 2011 and 2010, respectively. In 2011, the forfeiture account was also used to reduce the Company’s matching contribution by $544,733. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $37,215 and $553,131, respectively.

(2)	Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has a fully-benefit responsive common collective trust as an investment, Wells Fargo Stable Return Fund. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

7

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(2), Continued

(d)	Loans Receivable from Participants

Loans receivable from participants are carried at their outstanding cost balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04: Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS resulting in additional disclosure requirements for fair value measurements. The update permits a reporting entity to measure the fair value of a group of financial assets and liabilities on the basis of the reporting entity’s net exposure to market risks or to credit risk on a recurring basis, subject to specific requirements. The update also specifies that in the absence of Level 1 inputs, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the update enhances the disclosure requirements which require reporting entities to provide quantitative information about the inputs used in fair value measurement, particularly information about unobservable input used within Level 3 of the fair value hierarchy. The update also requires a reporting entity to disclose the valuation processes used for fair value measurements within Level 3. These amendments are to be applied prospectively, and are effective for annual periods beginning after December 15, 2011. Early adoption is permitted for interim periods beginning after December 31, 2011. Management does not expect the adoption to have a significant impact on the financial statements.

Other recent accounting pronouncements issued by the FASB and the SEC did not, or are not believed by management to, have a material effect on the Plan’s present or future financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. During 2010, the Internal Revenue Service finalized their examination of the Plan for the years ended December 31, 2005, 2006, and 2007 without identifying matters that significantly affected the financial reporting or tax status of the Plan. On January 30, 2012, the Company filed an application for an updated determination letter. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. During 2010, certain operational errors were identified and have been corrected. The Plan was amended and restated as of January 1, 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

8

 Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(5), Continued

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies of defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2011 and 2010:

2011
Northern Trust Collective S&P 500 Index Fund – 64,925 units	$10,264,676
Northern Trust Collective All Country World Ex-US IMI Fund – 735,990 units	7,267,773
Loomis Sayles Value Fund – 411,636 units	7,331,246
Mainstay Large Cap Growth Fund – 1,182,459 units	8,359,985
Northern Trust Focus 2045 Fund – 89,510 units	10,202,261
Northern Trust Focus 2050 Fund – 75,891 units	8,654,218
Wells Fargo Stable Return Fund – 242,204 units (at contract value)	11,669,376
Foot Locker Stock Fund – 1,179,314 shares	28,114,846

2010
Northern Trust Collective S&P 500 Index Fund – 65,029 units	$10,068,155
Artio International Equity II Fund – 710,842 units	8,857,095
Mainstay Large Cap Growth Fund – 1,095,584 units	7,932,030
Loomis Sayles Value Fund – 385,533 units	7,174,769
Northern Trust Focus 2050 Fund – 67,977 units	7,991,499
Northern Trust Focus 2045 Fund – 89,719 units	10,546,236
Northern Trust Focus 2040 Fund – 52,898 units	6,219,960
Wells Fargo Stable Return Fund – 215,101 units	10,146,297
Foot Locker Stock Fund – 1,147,470 shares	22,513,356

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,225,458 in 2011 and by $19,656,635 in 2010, as follows:

	2011	2010
Commingled funds	$(2,963,716)	$9,597,331
Foot Locker Stock Fund	5,189,174	10,059,304
	$2,225,458	$19,656,635
9

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(7)	Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –	Quoted prices for identical instruments in active markets.
Level 2 –	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 –	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There were no changes in methodologies used at December 31, 2011 and 2010.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at 12/31/11
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Balanced funds	$-	$41,749,036	$-	$41,749,036
Stable value / capital preservation investment contract*	-	11,972,988	-	11,972,988
U.S. equity large cap structured funds	-	15,691,231	-	15,691,231
U.S. equity large cap blend fund (S&P 500 Index)	-	10,264,676	-	10,264,676
U.S. equity small cap growth	-	6,324,501	-	6,324,501
U.S. equity income fund	-	4,582,364	-	4,582,364
International equity funds	-	7,267,773	-	7,267,773
Foot Locker Shares	28,114,846	-	-	28,114,846
	$28,114,846	$97,852,569	$–	$125,967,415

	Fair Value Measurements at 12/31/10
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Balanced funds	$-	$39,322,439	$-	$39,322,439
Stable value / capital preservation investment contract	-	10,146,297	-	10,146,297
U.S. equity large cap structured funds	-	15,106,799	-	15,106,799
U.S. equity large cap blend fund (S&P 500 Index)	-	10,068,155	-	10,068,155
U.S. equity small cap growth	-	6,095,092	-	6,095,092
U.S. equity income fund	-	4,135,077	-	4,135,077
International equity funds	-	8,857,095	-	8,857,095
Foot Locker Shares	22,513,356	-	-	22,513,356
	$22,513,356	$93,730,954	$-	$116,244,310

*	The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. Certain events may limit the ability of the Wells Fargo Stable Return Fund to transact at contract value with the issuer of the investment contracts. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.
10

Foot Locker 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Mercer. In addition, Northern Trust serves as the custodian for certain funds. The Plan invests in common stock of the Company and issues loans to participants.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$133,029,718	$122,913,346
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	303,612	-
Net assets available for benefits per the Form 5500	$133,333,330	$122,913,346

The following is a reconciliation of the net investment gain per the financial statements for the years ended December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net investment income per the financial statements	$3,586,358	$20,937,279
Interest from participant loans	151,146	138,328
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	303,612	-
Total investment income per the Form 5500	$4,041,116	$21,075,607
11

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2011

(a)	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Fair value
		Commingled Funds:
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	64,925 units	—	10,264,676
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	735,990 units	—	7,267,773
	Goldman Sachs	Goldman Sachs Small Cap Value	79,889 units	—	3,261,075
	Loomis	Loomis Sayles Value Fund	411,636 units	—	7,331,246
	Baron	Baron Small Cap Fund	132,731 units	—	3,063,426
	Mainstsy	Mainstay Large Cap Growth Fund	1,182,459 units	—	8,359,985
	PIMCO	PIMCO Total Return Fund	421,561 units	—	4,582,364
*	Northern Trust	Northern Trust Focus Income Fund	1,714 units	—	197,107
*	Northern Trust	Northern Trust Focus 2010 Fund	2,879 units	—	331,801
*	Northern Trust	Northern Trust Focus 2015 Fund	8,395 units	—	965,990
*	Northern Trust	Northern Trust Focus 2020 Fund	19,615 units	—	2,255,373
*	Northern Trust	Northern Trust Focus 2025 Fund	32,531 units	—	3,733,314
*	Northern Trust	Northern Trust Focus 2030 Fund	27,193 units	—	3,117,794
*	Northern Trust	Northern Trust Focus 2035 Fund	37,922 units	—	4,336,184
*	Northern Trust	Northern Trust Focus 2040 Fund	54,472 units	—	6,206,624
*	Northern Trust	Northern Trust Focus 2045 Fund	89,510 units	—	10,202,261
*	Northern Trust	Northern Trust Focus 2050 Fund	75,891 units	—	8,654,218
*	Northern Trust	Northern Trust Focus 2055 Fund	15,314 units	—	1,748,370
	Wells Fargo	Wells Fargo Stable Return Fund***	242,204 units	—	11,972,988

		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	1,179,314 shares	—	28,114,846

		Cash			9,644

		Loans:
*	Plan Participants	Loans receivable from participants	1,754 loans were
			outstanding at December 31, 2011,
			bearing interest
			at rates ranging from
			3.25% – 8.25%, maturing
			through 2024	—	4,540,861
					$130,517,920

*	Party-in-interest as defined by ERISA
**	Cost basis is not required for participant directed investments and therefore is not included.
***	As of December 31, 2011, the investment in the Wells Fargo Stable Value Return Fund at contract value amounted to $11,669,376.

See accompanying report of independent registered public accounting firm

12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Lauren B. Peters
Foot Locker, Inc.
Lauren B. Peters
Chief Financial Officer

 Date: June 15, 2012

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Foot Locker 401(k) Plan

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description
23	Consent of Independent Registered Public Accounting Firm

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